EXHIBIT 3


      Form 10-KSB - Annual Report and Disclosure Statement to shareholders by Oceanside Bank. Effective May 5, 1999
     Atlantic BancGroup, Inc. became the holding company for Oceanside Bank
                      FEDERAL DEPOSIT INSURANCE CORPORATION
                             Washington, D.C. 20429

                                   FORM 10-KSB

[X]      ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1998

                             FDIC File Number 34284

                                 OCEANSIDE BANK
             (Exact name of registrant as specified in its charter)

                 Florida                                 58-2232148
        (State or other jurisdiction                  (I.R.S. Employer
      of incorporation or organization)             Identification No.)

             1315 S. Third Street, Jacksonville Beach, Florida 32250
  (Address of principal executive offices)                  (Zip Code)

       Registrant's telephone number, including area code: (904) 247-4092

   Securities registered pursuant to Section 12(b) of the Act: None Securities registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $5.00 per share
              Warrants to Purchase Common Stock at $10.00 per share
                                (Title of Class)

     Check whether the issuer has (1) filed all reports  required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the issuer was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO

     Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of issuer's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

     The issuer's revenues for its most recent fiscal year were $2,483,000.

     The aggregate market value of the Common Stock of the issuer held by non-affiliates of the issuer (407,190 shares) on February 24, 1999, was approximately $3,992,000. As of such date, no organized trading market existed for the Common Stock of the issuer. The aggregate market value was computed by reference the net book value of $8.49 per share as of December 31, 1998. For the purposes of this response, directors, officers and holders of 5% or more of the issuer's Common Stock are considered the affiliates of the issuer at that date.

     As of February 24, 1999, there were issued and outstanding 594,750 shares of the issuer's Common Stock.

                                     PART I

          ITEM 1. DESCRIPTION OF BUSINESS.

General

     Oceanside Bank, a Florida state bank ("Oceanside"), was formed in March, 1997, and operates as a community bank in its primary service area ("PSA"), providing general commercial banking services to businesses and individuals in the community it serves. The principal business of Oceanside is to receive demand and time deposits from the public and to make loans and other investments. Oceanside operates from a main office located at 1315 South Third Street, Jacksonville Beach, Florida, and a branch office located at 560 Atlantic Boulevard, Neptune Beach, Florida. See PART I, ITEM 2. - "DESCRIPTION OF
PROPERTY." Oceanside draws most of its customer deposits and conducts a significant portion of its lending transactions from and within its PSA in the "beaches area" of Jacksonville, Florida. See "DESCRIPTION OF BUSINESS - Primary Service Area."

     Oceanside operates as a locally-owned and operated institution aimed at providing prompt, efficient, and personalized service to individuals, small and medium-sized businesses, professionals and other local organizations. Generally, customers have one account officer to serve all of their banking needs and have ready access to senior management when necessary. In addition, a committee of the Board of Directors is responsible for maintaining a visible profile for Oceanside in the local community. Because the officers and directors have established reputations in the local community, they believe they are able to actively promote Oceanside within the PSA.

     Oceanside's principal strategy is to:

          o    Expand commercial and small business market within the PSA;

          o Establish a real estate mortgage market within the PSA for retail lending and throughout Duval County; and

          o    Develop a consumer loan base.

     Oceanside believes that the most profitable banking relationships are characterized by high deposit balances, low frequency of transactions and low distribution requirements. Oceanside believes that a community bank with local management is well-positioned to establish these relationships with smaller commercial customers and households. Oceanside aggressively markets its high quality and innovative services to the customer.

     The principal sources of funds for Oceanside's loans and other investments are demand, time, savings, and other deposits, amortization and prepayment of loans, sales to other lenders or institutions of loans or participations in loans, fees received from other lenders or institutions for servicing loans sold to such lenders or institutions and borrowings. A portion of the net proceeds of Oceanside's initial offering of its common stock (the "Offering") has been used by Oceanside to fund loans and other investments. The principal sources of income for Oceanside are interest and fees collected on loans, including fees received for servicing loans sold to other lenders or institutions, and to a lesser extent, interest and dividends collected on other investments. The principal expenses of Oceanside are interest paid on savings and other deposits, interest paid on other borrowings of Oceanside, employee compensation, office expenses, and other overhead and operational expenses. Oceanside offers several deposit accounts, including demand deposit accounts, negotiable order of withdrawal accounts ("NOW" and "Super-NOW" accounts), money market accounts, certificates of deposit, and various retirement accounts. In addition, Oceanside has joined an electronic banking network so that its customers may use the automated teller machines (the "ATMs") of other financial institutions and operates a drive-in teller service and 24-hour depository.

     The following credit services are offered by Oceanside:

          o Consumer credit, automobile loans, real estate equity lines of credit, education loans, and real estate loans secured by single-family residences;

          o    Commercial  and  business  credit  for  small  and   medium-sized
               companies, including Small Business Administration and other government-guaranteed financing;

          o    Individual  and  builder  short-term   residential   construction
               financing;

          o    Home improvement loans; and

          o    Consumer credit cards and credit card processing.

     Oceanside provides a full range of competitive banking services and emphasizes the way the services are delivered. Management of Oceanside focuses its efforts on filling the void created by the increasing number of locally-owned community banks that have been acquired by large regional holding companies, negatively impacting the personal nature of the delivery, quality, and availability of banking services available in the PSA and surrounding areas.

Primary Service Area

     Oceanside's PSA, which encompasses the easternmost portion of Duval County, Florida, and the northeasternmost portion of St. Johns County, Florida, is bounded by the St. John's River to the north, State Road 210 in St. Johns County to the south, the Atlantic Ocean to the east, and the Intracoastal Waterway in Duval County and the Duval/St. Johns County line in St. Johns County to the west. The PSA includes the communities and municipalities of Ponte Vedra Beach, Jacksonville Beach, Atlantic Beach, Neptune Beach, Florida, and that portion of the City of Jacksonville known as Mayport (the home of the Mayport U.S. Naval Air Station). Duval and St. Johns Counties enjoy an abundant and educated work force, attractive business costs, and a good relationship between the private and public sectors.

     In general, commercial real estate in the PSA consists of small shopping centers and office buildings. The type of residential real estate within the PSA varies, with a number of condominiums and townhouses located along the beaches, a greater concentration of apartments in the Mayport area and single-family housing dispersed throughout the PSA. New residential growth in the PSA consists primarily of working professionals with families. Over half of the population of the PSA is between the ages of 15 and 44.

     Oceanside operates around a base of local stock ownership and customers. Because it is a local organization, all policies and procedures are tailored to the local market instead of to statewide or regional markets, which represent the areas of activity for the majority of the financial institutions currently operating in the PSA.

     Oceanside believes that the PSA is a desirable market in which to operate a new independent, locally-owned bank with a broad base of shareholders from the beaches area of Jacksonville can successfully penetrate the banking market in the PSA, and that the existing conditions provide a positive environment for the operation of Oceanside.

Competition

     The business of banking is highly competitive. Oceanside competes with other banks and credit unions in the PSA and with banks, savings and loan associations and credit unions elsewhere in the Jacksonville market. As of the date of this Registration Statement, there are eight banks operating in the PSA, comprising a total of 12 banking offices, and two credit unions. The eight banks currently operating in the PSA are Compass Bank; First Union National Bank of Florida; People's First Community Bank; Monticello Bank; NationsBank of Florida, N.A.; SouthTrust Bank of Florida, N.A.; SunTrust Bank, North Florida, National Association, and Gordon Bank. The two credit unions operating within the PSA are Jax Navy Federal Credit Union and Educational Community Credit Union. Oceanside believes that its operation as a locally-owned and controlled bank with a broad base of ownership in the PSA enhances its ability to compete with those financial institutions now operating in its market, but no assurances can be given in this regard.

     Oceanside's competitive strategy with respect to the financial institutions described above consists of:

          o    reviewing  loan  requests  quickly  with  a  locally-based   loan
               committee;

          o    maintaining flexible but prudent lending policies;

          o    personalizing   service   by   establishing   long-term   banking
               relationships with its customers;  and

          o maintaining a strong ratio of employees to customers to enhance the level of service.

     The operating policies for the majority of the financial institutions now operating in the PSA are established by boards of directors located outside the PSA (and in some cases, outside the Jacksonville area). As a result, management believes that such institutions are not operating based primarily on the needs of or convenience to residents and businesses in the PSA. Furthermore, customers in the PSA often have little or no access to senior officers at such institutions and that senior personnel are not available to assist or advise lower level personnel in decision making or to provide high levels of lending authority. Oceanside's operations are tailored to fill the gaps left by such institutions.

Regulation

     Oceanside is subject to comprehensive regulation, examination, and supervision by the Florida Department of Banking and Finance (the "Department") and the Federal Deposit Insurance Corporation ("FDIC") and is subject to other laws and regulations applicable to banks. Such regulations include limitations on loans to a single borrower and to Oceanside's directors, officers, and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital and liquidity ratios; the granting of credit under equal and fair conditions; disclosure of the costs and terms of such credit; and restrictions as to permissible investments. Oceanside is examined periodically by both the Department and the FDIC, to each of whom it will submit periodic reports regarding its financial condition and other matters. Both the Department and the FDIC have a broad range of powers to enforce regulations under their respective jurisdictions, and to take discretionary actions determined to be for the protection of the safety and soundness of Oceanside, including the institution of cease and desist orders and the removal of directors and officers.

     FDIC Regulations. Oceanside's deposit accounts are insured by the Bank Insurance Fund ("BIF") of the FDIC up to a maximum of $100,000 per insured depositor. The FDIC issues regulations, conducts periodic examinations, requires the filing of reports, and generally supervises the operations of its insured banks. The approval of the FDIC is required prior to a merger or consolidation or the establishment or relocation of an office facility. This supervision and regulation is intended primarily for protection of depositors and not stockholders.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") substantially revised the depository institution regulatory and funding provisions of the Federal Deposit Insurance Act. Amount other things, FDICIA requires the federal banking regulators to take prompt corrective action in respect of depository institutions that do not meet minimum requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly capitalized," and "critically undercapitalized." A depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure, adequately capitalized if it meets each such measure, undercapitalized if it fails to meet any such measure, significantly undercapitalized if it is significantly below such measure, and critically undercapitalized if it fails to meet any critical capital level set forth in regulations. The critically undercapitalized level occurs where tangible equity is less than 2% of total tangible assets or less than 65% of the minimum leverage ratio prescribed by regulation (except to the extent that 2% would be higher than such 65% level). A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) if the depository institution would thereafter be undercapitalized. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

     Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

     FDICIA provides authority for special assessments against insured deposits and for the development of a general risk-based insurance assessment system. The risk-based insurance assessment system would be used to calculate a depository institution's semi-annual deposit insurance assessment based on the probability (as defined in the statute) that the BIF will incur a loss with respect to the institution. In accordance with FDICIA, the FDIC implemented a transitional risk-based insurance premium system. Since implementation, average assessments have fallen and, in 1998, approximately 95% of all BIF-insured institutions, including Oceanside, paid no assessment under this risk-based insurance premium system.

     FDICIA also contains various provisions related to an institution's interest rate risk. Under certain circumstances, an institution may be required to provide additional capital or maintain higher capital levels to address interest rate risks.

     In  addition,  the FDIC has  adopted a minimum  leverage  ratio of 3%.  The minimum leverage ratio is the ratio of common equity, retained earnings, and certain amounts of perpetual preferred stock (after subtracting goodwill and after making certain other adjustments) to the total assets of the institution. Generally, banking organizations are expected to operate well above the minimum required capital level of 3%, unless they meet certain specified criteria, including that they have the highest regulatory ratings. Most banking organizations are required to maintain a leverage ratio of 3% plus an additional cushion of 1% to 2%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance upon intangible assets.

     Dividend Restrictions. In addition to dividend restrictions placed on Oceanside by the FDIC based on Oceanside's minimum capital requirements, the Florida Financial Institutions Code prohibits the declaration of dividends in certain circumstances. Section 658.37, Florida Statutes, prohibits the declaration of any dividend until a bank has charged off bad debts, depreciation and other worthless assets, and has made provision for reasonably-anticipated future losses on loans and other assets. Such dividend is limited to the aggregate of the net profits of the dividend period combined with a bank's retained net profits of the preceding two years. A bank may declare a dividend from retained net profits accruing prior to the preceding two years with the approval of the Department. However, a bank will be required, prior to the declaration of a dividend on its common stock, to carry 20% of its net profits for such preceding period as is covered by the dividend to its surplus fund, until the surplus fund equals at least the amount of the bank's common and preferred stock then issued and outstanding. In no event may a bank declare a dividend at any time in which its net income from the current year, combined with the retained net income from the preceding two years is a loss or which would cause the capital accounts of the bank to fall below the minimum amount required by law, regulation, order, or any written agreement with the Department or the FDIC.

     Riegle-Neal Interstate Banking and Branching Efficiency Act. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the
"Interstate Banking Act") provides that as of June 1, 1997, adequately capitalized and managed banks will be able to engage in interstate branching by merging banks in different states, including Florida, which did not opt out of the application of this provision. If a state did not opt-out, banks will be required to comply with the state's provisions with respect to branching across state lines.

     The foregoing is necessarily a general description of certain provisions of federal and state law and does not purport to be complete. Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures, and before the various bank regulatory agencies. The likelihood and timing of any such changes and the impact such changes might have on Oceanside cannot be determined at this time.

Common Stock

     Oceanside has 2,000,000 shares of its $5.00 par value Common Stock authorized. As of February 24, 1999, 594,750 shares were outstanding. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. Upon liquidation, dissolution, or winding-up of Oceanside, the holders of Common Stock are entitled to receive pro rata all assets remaining legally available for distribution to shareholders. The holders of Common Stock have no right to cumulate their votes in the election of directors. the Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All the outstanding shares of Common Stock are fully paid and non-assessable.

     The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Significant restrictions apply to Oceanside's ability to pay dividends to its shareholders under applicable banking laws and regulations. See "DESCRIPTION OF BUSINESS - Regulation Dividend Restrictions." Oceanside has not declared or paid any dividends on the Common Stock to date and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Oceanside anticipates that the earnings of Oceanside will be retained by Oceanside during the foreseeable future and held for purposes of enhancing Oceanside's capital.

Warrants

     Each Subscriber to the Offering received warrants to purchase Common Stock ("Warrants") equal to the number of shares of Common Stock purchased. Each Warrant gives the holder the right to purchase one share of Common Stock at $10.00 per share at any time during the five (5) year period beginning on the date of the opening of Oceanside; provided, however, that at any time after one year following the date Oceanside commences business, the board of directors of Oceanside, by written notice to each Warrant holder may shorten the period during which the Warrant may be exercised to a period ending no sooner than 30 days after such notice is mailed. The Warrants may be exercised by delivery to Oceanside of a check for the purchase price of the number of shares of Common Stock being purchased or by authorizing Oceanside to retain whole shares of Common Stock which would otherwise by issuable upon exercise of the Warrant having a fair market value equal to the exercise price. The Warrants are separately transferable. Holders of the Warrants do not have any of the rights or privileges of shareholders of Oceanside (except to the extent they otherwise own Common Stock) prior to the exercise of the Warrants. The Warrants will be entitled to the benefit of adjustments in the exercise price and in the number of shares of Common Stock deliverable upon the exercise thereof upon the occurrence of certain events, including stock dividends, stock splits, reclassification, reorganizations, consolidations, and mergers. The foregoing is a summary of the principal terms of the Warrants and does not purport to be complete.

Recent Sales of Unregistered Securities

     From July 18, 1996, through December 31, 1997, Oceanside issued 594,430 shares of Common Stock and Warrants pursuant to the Offering. The securities sold in the Offering prior to March 31, 1997, were sold solely through the efforts of the organizers of Oceanside. After March 31, 1997, Oceanside engaged the services of Josephthal Lyon & Ross (the "Placement Agent") to assist Oceanside in selling an additional 167,220 shares of Common Stock and Warrants. The proceeds of the Offering were $5,947,300, less $25,150 paid to the Placement Agent as compensation for securities sold by or through the Placement Agent. The Offering was exempt from registration pursuant to Section 3(a)(2) of the Securities Act of 1933, since securities issued by a bank were sold pursuant to the Offering.

Indemnification of Directors and Officers

     Oceanside's Bylaws afford indemnification rights to its officers and directors to the fullest extent permitted or required by the Florida Business Corporation Act.

     Under Section 607.0850 of the Florida Business Corporation Act, officers and directors of a Florida corporation may be entitled to indemnification by the corporation against liability incurred in connection with any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal; provided, however, that such officer or director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Such indemnification includes obligations to pay a judgment, settlement, penalty, fine, and expenses actually and reasonably incurred with respect to a proceeding. In addition, Florida law provides that officers and directors shall be indemnified by a Florida corporation against expenses actually and reasonably incurred by such officer or director, to the extent that such officer or director has been successful on the merits or otherwise in defense of any proceeding (as defined in Section 607.0850) or in defense of any claim, issue, or matter therein.

     In addition, Section 607.0831 of the Florida Business Corporation Act provides that a director is not personally liable for monetary damages to a corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless such director breached or failed to perform his duties as a director and such breach or failure to perform constitutes:

          o a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

          o a transaction from which the director derived an improper personal benefit, either directly or indirectly;

          o a circumstance involving a director's liability for unlawful distributions under the Florida Business Corporation Act;

          o in proceedings by or in the right of the corporation to procure a judgment or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or

          o in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.


Employees

     Oceanside has approximately 22 full-time employees and one part-time employee. No significant changes in the number of its full-time employees are currently anticipated. Because Oceanside believes that a primary deficiency of large regional banks is the constant turnover of personnel and therefore a lack of continuing personal relationships with local customers, Oceanside's goal is to maintain a competently trained staff of local bankers who have settled in the community on a permanent basis. Oceanside allocates funding for continuing on-the-job and educational training, and personnel are encouraged to enroll in various banking courses and other seminars to improve their overall knowledge of the banking business.

Statistical Profile and Other Financial Data

     Reference is hereby made to the statistical and financial data contained in the section captioned "PART II, ITEM 6. - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, PLAN OF OPERATIONS, AND RESULTS OF OPERATIONS," for statistical and financial data providing a review of Oceanside's business activities.


          ITEM 2. DESCRIPTION OF PROPERTY.

     On October 29, 1996, Oceanside purchased from an unaffiliated entity the two-story, 3,100 square-foot building at 1315 South Third Street, Jacksonville Beach, Florida, as its main office ("Main Office"). The Main Office includes three inside teller stations, four drive-up teller windows, an automated teller machine, and on-site parking. The Main Office is the former home of a Barnett Bank branch office. Oceanside purchased the facility for $850,000 and used a portion of the proceeds of the Offering to add 2,200 square feet to the Facility. Oceanside acquired the Main Office with funds drawn on a line of credit with Columbus Bank and Trust Company, which was repaid out of the proceeds of the Offering.

     On June 3, 1998, Oceanside purchased from SouthTrust Bank, N.A., a 1,968 square foot building located at 560 Atlantic Boulevard, Neptune Beach, Florida. This facility was formerly a branch office of SouthTrust Bank, N.A. Oceanside purchased this building for $426,650 and spent $49,963 on renovations and upgrades. This facility includes two offices, three inside teller windows, general lobby space, three drive-up teller windows, an ATM, and on-site parking. The current capital structure of Oceanside supported this purchase.

     The Main Office and branch facility are centrally located within the PSA and are within convenient travel distance to the concentration of the residential population and to areas of major commercial activity within the PSA. Using the existing road system within the PSA, residents and daytime inhabitants in and near the PSA are able to access both locations by means of four major north/south roads and two east/west roads. Third Street/A1A, on which Oceanside's Main Office is located, stretches north from St. Johns County to Mayport, and is the main north-south thoroughfare in the PSA. In addition, Beach Boulevard, Atlantic Boulevard, and J. Turner Butler Boulevard provide convenient travel to the Facilities for residents and businesses located west of the PSA, including downtown Jacksonville.


          ITEM 3. LEGAL PROCEEDINGS.

     There are no material proceedings to which Oceanside is a party.

          ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     No matters were submitted to a vote of Oceanside security holders during the fourth quarter of the year ended December 31, 1998.


                                     PART II


          ITEM 5.   MARKET PRICE FOR COMMON EQUITY AND RELATED
          STOCKHOLDER MATTERS.

     The shares of Oceanside Common Stock are not actively traded, and such trading activity, as it occurs, takes place in privately negotiated transactions. There is no established public trading market for the shares of Oceanside Common Stock. Oceanside has engaged a transfer agent to maintain the record keeping for its Common Stock and Oceanside is not aware of the high and low trading prices of its Common Stock during 1997 and 1998. As of February 24, 1999, there were 594,750 shares of Common Stock and 594,110 Warrants outstanding and approximately 800 holders of record of Common Stock.

Dividends

     Oceanside anticipates that for the foreseeable future, earnings will be retained for the development of its business. Accordingly, Oceanside does not anticipate paying dividends on the Common Stock in the foreseeable future. The payment of future dividends will be at the sole discretion of Oceanside's Board of Directors and will depend on, among other things, future earnings, capital requirements, the general financial condition of Oceanside and general business conditions.


          ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, PLAN OF OPERATIONS, AND RESULTS OF OPERATIONS.

     Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the financial condition of Oceanside at, and results of operations for Oceanside for the periods ended, December 31, 1998 and 1997. This discussion should be read in conjunction with the financial statements and related footnotes of Oceanside presented elsewhere herein.

                                                             At or for the
                                                       Period Ended December 31,
                                                       -------------------------
                                                          1998         1997
                                                          ----         ----
Statement of Operations Data:
  Total interest income                                $  2,287     $    346
  Total interest expense                                    867           85
  Net interest income before provision for
     credit losses                                        1,420          261
  Provision for credit losses                               334          186
  Net interest income after provision for
     credit losses                                        1,086           75
  Noninterest income                                        196           33
  Noninterest expense                                     1,450          501
  Net loss                                                 (168)        (393)

Balance Sheet Data:
  Total assets                                         $ 45,571     $ 18,314
  Earning assets                                         38,977       14,688
  Investment securities                                   7,858        2,072
  Loans                                                  25,998        9,269
  Allowance for credit losses                               520          186
  Deposit accounts                                       40,374       13,020
  Stockholders' equity                                    5,050        5,265

Share Data:
  Basic earnings per share                             $  (0.28)    $  (0.70)
  Book value per share (period end)                    $   8.49     $   8.85
     Weighted average shares outstanding
     Used for basic earnings per share                      595          560

Performance Ratios:
     Return on average assets                             -0.55%       -7.38%
     Return on average equity                             -3.27%      -17.20%
     Interest-rate spread during the period                4.31%        4.46%
     Net interest margin                                   5.31%        6.20%
     Noninterest expenses to average assets                4.71%        9.41%

Asset Quality Ratios:
     Allowance for credit losses to period end loans       2.00%        2.01%
     Net charge-offs to average loans                      --           --
     Nonperforming assets to period end loans              --           --
     Nonperforming assets to period end total assets       --           --

Capital and Liquidity Ratios:
     Average equity to average assets                     16.69%       42.92%
     Leverage (4.00% required minimum)                    12.92%       35.00%
     Risk-based capital:
     Tier 1                                               17.42%       53.27%
     Total                                                18.68%       54.53%
     Average loans to average deposits                    69.30%       66.14%

Overview

     Oceanside was incorporated under the laws of the State of Florida and began business operations on July 21, 1997, in a permanent facility located at 1315 South Third Street, Jacksonville Beach, Florida. Oceanside operates a branch office at 560 Atlantic Boulevard, Neptune Beach, Florida, which commenced operations on September 1, 1998.

     At December 31, 1998, Oceanside had grown to approximately $45.6 million in total assets, $26.0 million in total loans, $40.4 million in deposits, and $5.1 million in stockholders' equity. The following discussion should be read in conjunction with the preceding "Selected Financial Data" and Oceanside's Financial Statements and the Financial Statement Notes and the other financial data included elsewhere.

     Oceanside conducts commercial banking business consisting of attracting deposits from the general public and applying those funds to the origination of commercial, consumer, and real estate loans (including commercial loans collateralized by real estate). Profitability depends primarily on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rate earned and paid on these balances. Net interest income is dependent upon Oceanside's interest-rate spread which is the difference between the average yield earned on its interest-earning assets and the average rate paid on its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The interest rate spread is impacted by interest rates, deposit flows, and loan demand. Additionally, and to a lesser extent,
Oceanside's profitability is affected by such factors as the level of noninterest income and expenses, the provision for credit losses, and the effective tax rate. Noninterest income consists primarily of service fees on deposit accounts. Noninterest expense consists of compensation and employee benefits, occupancy and equipment expenses, deposit insurance premiums paid to the FDIC, and other operating expenses.

Forward-looking Statements

     When used in this Form 10-KSB, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in Oceanside's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in Oceanside's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Readers should not place undue reliance on any such forward-looking statements, which speak only as to the date made. Readers are advised that the factors listed above could affect Oceanside's financial performance and could cause Oceanside's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. Oceanside does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Year 2000

     Management is aware of the issue associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Primary systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Oceanside is utilizing both internal and external resources to identify, correct, and test their systems for the year 2000 compliance. Substantially all of the necessary modifications and testing were completed by December 31, 1998. To date, confirmations have been received from Oceanside's primary processing vendors that their software is now year 2000 compliant. Management has not yet completed their assessment of the compliance expense for the year 2000 and related potential effect on Oceanside's earnings; however, presently Management anticipates to spend approximately $15,000 during 1999. It is recognized that any year 2000 compliance failures could result in additional expense to Oceanside.

     Time lines have been established for testing all ancillary systems, such as telephone systems and security devices, which was completed, by December 31, 1998. There can be no assurances that all hardware and software that Oceanside uses will be Year 2000 compliant, and Oceanside cannot predict with any certainty the costs it will incur to respond to any Year 2000 issues. Factors which may affect the amount of these costs include Oceanside's inability to control third party modification plans, Oceanside's ability to identify and correct all relevant computer codes, the availability and cost of engaging personnel trained in solving Year 2000 issues, and other similar uncertainties.

     Further, the business of many of Oceanside's customers may be negatively affected by the Year 2000 issue, and any financial difficulties incurred by customers in solving Year 2000 issues could negatively affect those customers' ability to repay any loans which Oceanside may have extended. Therefore, even if Oceanside does not incur significant direct costs in connection with responding to the Year 2000 issue, there can be no assurance that the failure or delay of customers or other third parties in addressing the Year 2000 issue or the costs involved in such process will not have a material adverse effect on Oceanside's business, financial condition, or results of operations.

Future Accounting Requirements

     In September 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which addresses the accounting for derivative instruments and provides for matching the timing of gain or loss recognition on the hedging instrument. Guidance on identifying derivative instruments is also provided as well as additional disclosures. SFAS 133 becomes effective for all fiscal quarters of all fiscal years beginning after September 15, 1999. Earlier application is permitted with certain exceptions. Management does not anticipate that adoption of SFAS 133 will have a material impact on the financial condition or results of operations of Oceanside.

     In October 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 134, "Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held-for-Sale by a Mortgage Banking Enterprise" ("SFAS 134"), which amends existing pronouncements to clarify the classification of mortgage-backed securities retained after the securitization of mortgage loans held-for-sale. SFAS 134 becomes effective for fiscal quarters beginning after December 15, 1998. Earlier application is permitted. Management does not anticipate that adoption of SFAS 134 will have a material impact on the financial condition or results of operations of Oceanside.

Impact of Inflation

     The financial statements and related data presented herein have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP"), which require the measurements of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of Oceanside are monetary in nature. As a result, interest rates have a more significant impact on Oceanside's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

                               Plan of Operations

     Oceanside anticipates that it will have sufficient capital to meet its obligations for the upcoming twelve months. At December 31, 1998, Oceanside had stockholders' equity of $5.1 million, which significantly exceeds the minimum regulatory requirements, and provides an adequate cushion to absorb any unexpected losses in 1999. Approximately $695,000 in liquid assets were used during 1998 to acquire real property and related fixed assets of which substantially all of the expenditures were for the new branch office as discussed in the preceding "DESCRIPTION OF BUSINESS - Facilities." Oceanside initially became profitable during the third quarter of 1998. In the fourth quarter of 1998, Oceanside incurred increased expenses in the operations of the new branch; however, management expects Oceanside will be profitable again in 1999. As profitability is achieved, management anticipates that there will be no requirement to raise additional capital in 1999. Oceanside is in the process of forming a one-bank holding company, which will provide additional flexibility in obtaining additional capital, if needed. The holding company reorganization is expected to be completed during the second quarter of 1999.

                              Results of Operations

     Oceanside recorded net losses of $393,000 (a negative $0.70 per share) from inception (July 21, 1997) to December 31, 1997, and $168,000 (a negative $0.28 per share) in 1998. Return on average assets was a negative 7.38% for 1997, and a negative 0.55% for 1998. Amortization of organizational costs, the provision for credit losses, and other overhead and start-up costs associated with a de novo bank operation in its first two years contributed to the losses recognized in 1997 and 1998.

Net Income (Loss)

     Net loss for 1998 and 1997 was $168,000 and $393,000, respectively. A summary of the quarterly trends follows (in thousands):

                                                       At or for the Quarter Ended
                                     December 31,   March 31,   June 30, September 30, December 31,
                                        1997 (1)      1998        1998        1998        1998
                                     ------------   ---------   ---------------------- ------------

Earning assets                         $ 14,688    $ 21,039    $ 27,913    $ 31,453   $ 38,977
Total assets                             18,314      25,018      34,476      37,646     45,571
Interest-bearing deposits                10,401      15,834      24,437      26,730     33,206
Total deposits                           13,020      19,795      29,305      32,419     40,374
Net interest income before provision
   for credit losses                        198         257         347         402        414
Provision for credit losses                 115          94          81          74         85
Other income                                 16          35          44          52         65
Other expenses                              285         272         352         369        457
Net income (loss)                          (186)        (74)        (42)         11        (63)

(1) The period ended September 30, 1997, did not reflect a full quarter as Oceanside commenced business on July 21, 1997.

Net Interest Income

     Net interest income is Oceanside's primary source of operating income. Net interest income is the difference between interest earned on loans and securities and interest paid on deposits and other funding sources. The factors that influence net interest income include changes in interest rates and changes in the volume and mix of assets and liability balances.

     Net interest income was $1,420,000 and $261,000 for 1998 and 1997, respectively, an increase of $1,159,000 from 1997 to 1998. The average balances, interest income and expense, and the average rates earned and paid for assets and liabilities are found in Tables 1 and 2 on the following pages.

     During 1998 and 1997, the average yield on earning assets was 8.55% and 8.22%, respectively, while the average cost of funds was 4.24% in 1998 and 3.76% in 1997. Oceanside's favorable net interest margin of 6.20% in 1997 reflected the high average ratio of loans to interest-earning deposits, which was 87.47% for 1997. At December 31, 1998, the loan-to-interest-earning deposit ratio had fallen to 78.29%. As the loan-to-interest-earning deposit ratio declines, the net interest margin will be affected. With a loan-to-interest-earning deposit ratio of 78.29% for all of 1998, the pro forma net interest margin would have declined approximately 33 basis points with all other assumptions remaining constant.





                           [Intentionally left blank.]


Table 1.1 - Rate/Volume Analysis (in thousands):


                                                               Years Ended December 31,
-------------------------------------------------------------------------------------------------------------
                                                        1998                              1997
-------------------------------------------------------------------------------------------------------------
                                                       Interest       Average           Interest    Average
                                             Average      and          Yield/  Average     and      Yield/
                                             Balance   Dividends        Rate   Balance  Dividends   Rate
                                             -------   ---------        ----   -------  ---------   ----
Earning assets:
  Loans                                      $17,688    $ 1,792        10.13%$ 1,975   $   219       11.09%
  Investment securities (1)                    5,325        293         5.50%     51        --           -%
  Other interest-earning assets (2)            3,738        202         5.40%  2,184       127        5.82%
                                             -------    -------        ----- -------   -------       -----

       Total interest-earning assets          26,751      2,287         8.55%  4,210       346        8.22%

Noninterest-earning assets                     4,019                           1,114

       Total assets                          $30,770                          $5,324

Interest-bearing liabilities:
  Demand deposits                            $ 9,643        247         2.56%$ 1,328        34        2.56%
  Savings                                        363          7         1.93%     32         1        3.13%
  Certificates of deposit                     10,419        613         5.88%    898        50        5.57%

       Total interest-bearing liabilities     20,425        867         4.24%  2,258        85        3.76%

Noninterest-bearing liabilities                5,211                             781
Stockholders' equity                           5,134                           2,285
                                               -----                           -----

       Total liabilities and
        stockholders' equity                 $30,770                          $5,324
                                             =======                          ======

Net interest income                                      $1,420                           $261
                                                         ======                           ====

Interest-rate spread (3)                                                4.31%                         4.46%
                                                                        ====                          ====

Net interest margin (4)                                                 5.31%                         6.20%
                                                                        ====                          ====

Ratio of average interest-earning assets
   to average interest-bearing liabilities    130.97%                         186.45%
                                              ======                          ======

---------------------------
(1)  Recorded interest income in 1997 less than $1,000.

(2) Includes interest-bearing deposits due from other banks and federal funds sold.

(3)  Interest-rate spread represents the difference between the average yield on
     interest-earning   assets  and  the   average   cost  of   interest-bearing
     liabilities.

(4)  Net   interest   margin  is  net   interest   income   divided  by  average
     interest-earning assets.

Table 1.2 - Rate/Volume Analysis (in thousands):


                                                Year Ended December 31,
                                                     1998 vs. 1997
                                               Increase (Decrease) Due to
                                               --------------------------
                                                     Rate/
                                            Rate    Volume   Volume     Total
                                            ----    ------   ------     -----

Interest-earning assets:
  Loans                                   $  (19)   $1,742   $ (150)   $1,573
  Investment securities (1)                    3      --        290       293
  Other interest-earning assets (2)           (9)       90       (6)       75

     Total interest-earning assets           (25)    1,832      134     1,941

Interest-bearing liabilities:
  Demand deposits                           --         213     --         213
  Savings                                   --          10       (4)        6
  Certificates of deposit                      3       530       30       563

     Total interest-bearing liabilities        3       753       26       782

Net interest income                       $  (28)   $1,079   $  108    $1,159





                           [Intentionally left blank.]

Table 2 - Weighted Average Yield or Rate:

                                                 For the Year Ended December 31,
                                                 -------------------------------
                                                          1998           1997
                                                          ----           ----
Interest-earning assets:
     Loans                                              10.13%         11.09%
     Investment securities                               5.50%          0.00%
     Other interest-earning assets                       5.40%          5.82%
     All interest-earning assets                         8.55%          8.22%
Interest-bearing liabilities:
     NOW deposits                                        0.92%          0.94%
     Money market deposits                               3.96%          4.17%
     Savings                                             1.93%          3.13%
     Certificates of deposit                             5.88%          5.57%
     All interest-bearing liabilities                    4.24%          3.76%
Interest-rate spread                                     4.31%          4.46%


Other Income

     Other income increased in 1998 to $196,000 from $33,000 for the year ended 1997. This increase reflects the growth in the number of deposit accounts. Income from service charges on customer accounts accounted for approximately 68% and 58% of total other income for the years ended 1998 and 1997, respectively.

Other Expenses

     Other expenses totaled  $1,450,000 for 1998 and $501,000 for 1997, or 4.71%
and 9.41% of average assets for respective year ends. Salaries and employee benefits accounted for approximately 49% of total other expenses for 1998 as opposed to 52% for 1997. At current staffing levels, Oceanside will be able to support planned growth for 1999. Increases in other expenses reflect the opening of a new branch on September 1, 1998, and total asset growth during 1998.

Loans Receivable

     Average loans receivable, before the allowance for credit losses were $17,688,000 for the year ended 1998 as compared to $1,975,000 for 1997. The growth in loans (an increase of almost 800 percent) was directly attributable to community acceptance of our new bank, the reputations of our lending team, and favorable economic conditions in our market area. Table 3 on the following page provides an analysis of Oceanside's loan distribution at the end of 1998 and 1997. Loans which are secured by real estate include residential and nonresidential mortgages, and home equity loans to individuals.

Table 3 - Loan Portfolio (in thousands)

                                              For the Year
                                            Ended December 31,
                                            ------------------
                                           1998         1997
                                           ----         ----

Commercial and agricultural              $  6,039    $  1,496
Real estate                                16,853       6,445
Installment and other loans                 3,194       1,372
                                         --------    --------
     Total loans                           26,086       9,313
Less:
     Less, unearned income                    (88)        (44)
     Less, allowance for credit losses       (520)       (186)
                                         --------    --------

                                         $ 25,478    $  9,083
                                         ========    ========


The following table shows the maturity of loans receivable.

Table 4 - Loan Maturities at December 31, 1998 (in thousands):

                                    1 Year           1 Through          After
                                   or Less             5 Years        5 Years          Total
                                   -------             -------        -------          -----

Commercial and agricultural        $ 2,617             $ 2,249        $ 1,173       $  6,039
Real estate                          4,594               4,964          7,295         16,853
Installment and other loans          1,056               1,613            525          3,194
                                   -------             -------        -------        -------

     Total loans                   $ 8,267             $ 8,826        $ 8,993        $26,086
                                   =======             =======        =======        =======

Loans with maturities over one year:
     Fixed rate                                                                      $17,204
     Variable rate                                                                       615
                                                                                     -------

       Total maturities greater than one year                                        $17,819
                                                                                     =======

Table 5 - Loans Originated and Repaid (in thousands):

                                       Years Ended December 31,
                                       ------------------------
                                           1998        1997
                                           ----        ----

Originations:
     Commercial and agricultural loans   $  7,778    $  1,772
     Real estate loans                     12,615       6,881
     Installment and other loans            5,723       1,263
                                         --------    --------

       Total                               26,116       9,916

Principal reductions                       (9,343)       (603)
                                         --------    --------

Increase in loans                        $ 16,773    $  9,313
                                         ========    ========


Nonperforming Loans

     A loan is generally placed on nonaccrual when the contractual payment of principal or interest has become 90 days past due, or management has serious doubts about further collectibility of principal or interest, even though the loan may be currently performing.

     At December 31, 1998 and 1997, management had not observed any potential problem loans in its portfolio. No loans were past due for 30 days or more at December 31, 1997, and only one loan totaling $1,200 was past due for 30 days or more at December 31, 1998.

Allowance for Credit losses

     The amount charged to operations and the related balance in the allowance for credit losses is based upon periodic evaluations of the loan portfolio by management. These evaluations consider several factors including but not limited to, current economic conditions, loan portfolio composition, prior credit loss experience, trends in portfolio volume, and management's estimation of future potential losses. Management believes that the allowance for credit losses is adequate. Table 6 is an analysis of the allowance for credit losses for 1998 and 1997.

Table 6 - Allowance for Credit Losses (in thousands):

                                  1998   1997
                                  ----   ----

Balance, at beginning of period   $186   $--
Provision for credit losses        334    186
Loans charged off                  --     --
Recoveries                         --     --
                                  ----   ----

Balance, at end of period         $520   $186
                                  ====   ====

     The specific allocations of the allowance for credit losses are based on management's evaluation of the risks inherent in the specific portfolios for the dates indicated. Amounts in a particular category may be used to absorb losses if another category allocation proves to be inadequate. Table 7 reflects the allocations of the allowance for the years ended 1998 and 1997.

Table 7 - Allocation of Allowance for Credit Losses (in thousands):

                                     At December 31,
                            --------------------------------
                                  1998            1997
                            --------------------------------
                                       % of             % of
                                    Loans to         Loans to
                                      Total            Total
                            Amount    Loans  Amount    Loans
                            ------    -----  ------    -----

Commercial and agricultural   $--       23%   $--       16%
Real estate                    --       65     --       69
Installment and other loans    --       12     --       15
Unallocated                    520       0     186       0

                              $520     100%   $186     100%



     Highly leveraged transactions generally include loans and commitments made in connection with recapitalizations, acquisitions, and leveraged buyouts, and result in the borrower's debt-to-total assets ratio exceeding 75%. Oceanside had no loans at December 31, 1998 and 1997, that qualified as highly leveraged transactions.

Securities

     Banks classify their securities' portfolio as either "held-to-maturity" or "available-for-sale." Securities classified as held-to-maturity are carried at amortized cost and include those securities that a bank has the intent and ability to hold to maturity. Securities classified as available-for-sale, which are those securities that a bank intends to hold for an indefinite amount of time, but not necessarily to maturity, are carried at fair value with the unrealized holding gains or losses, net of taxes, reported as a component of the stockholders' equity on a bank's balance sheet. At December 31, 1998 and 1997, all of Oceanside's securities were classified as available-for-sale. At December 31, 1997, the recorded fair value of securities approximated amortized cost and no adjustment was made to Oceanside's stockholders' equity.

Tables 8.1 and 8.2 set forth the carrying amount of securities at the dates indicated.

Table 8.1 - Carrying Value of Investment Securities (in thousands):

                                     At December 31,
                                     ---------------
                                      1998     1997
                                      ----     ----
Securities available-for-sale:
     GNMA obligations               $7,803   $2,055
     Other                              55       17
                                    ------   ------

Balance, end of year                $7,858   $2,072
                                    ======   ======

Table 8.2 - Investment Securities at Amortized Cost (in thousands):

                                     At December 31,
                                     ---------------
                                      1998     1997
                                      ----     ----

                                      1998     1997
Securities available-for-sale:
     GNMA obligations               $7,850   $2,055
     Other                              55       17
                                    ------   ------

Balance, end of year                $7,905   $2,072
                                    ======   ======





Table  9  sets  forth  the   maturities   (excluding   principal   paydowns   on
mortgage-backed securities) and the weighted average yields of securities by contractual maturities at December 31, 1998 and 1997.


Table 9 - Analysis of Investment Securities (dollars in thousands)

                                           Due in Ten
                                          Years or More                          Other
                                          -------------                          -----
                                                       Average                            Average
                                    Amount             Yield           Amount             Yield
                                    ------             -----           ------             -----
At December 31, 1998:
     GNMA obligations              $ 7,803               6.24%        $     -                   -
     Other                               -                   -             55               7.25%
                                   -------                            -------

                                   $ 7,803               6.24%        $    55               7.25%
                                   =======                            =======


                                           Due in One
                                          Year or Less                          Other
                                          ------------                          -----
                                                       Average                            Average
                                    Amount             Yield           Amount             Yield
                                    ------             -----           ------             -----
At December 31, 1997:
     GNMA obligations              $ 2,055               6.08%      $       -                   -
     Other                               -                   -             17               6.41%
                                   -------                            -------

                                   $ 2,055               6.08%        $    17               6.41%
                                   =======                            =======


Deposits

     Oceanside's primary source of funds is core deposit accounts that include both interest- and noninterest-bearing demand, savings, and time deposits under $100,000. At December 31, 1998 and 1997, core deposits accounted for approximately 88% and 87%, respectively, of all deposits. In 1997, the largest single category of core deposits and the primary source of funds was time deposits under $100,000. This category includes certificates of deposit and individual retirement accounts. For the year ended 1998, the deposit mix had shifted so that interest-bearing demand deposits was the single largest category of core deposits, with time deposits under $100,000 the second largest category. At December 31, 1998 and 1997, jumbo certificates of deposit (time deposits $100,000 and greater) represented approximately 12% and 13%, respectively, of total deposits. At December 31, 1998 and 1997, time deposits outstanding in an individual amount of $100,000 or more totaled $4,704,000 and $1,652,000, respectively. The maturity of these deposits are reflected in Table 12 herein.



     Interest-bearing demand accounts, consisting of NOW and money market accounts, averaged $9,643,000 for the year ended 1998 and $1,328,000 for the year ended 1997, or approximately 38% and 44% of average total noninterest and interest-bearing deposits in 1998 and 1997, respectively.


Table 10 - Distribution of Deposit Accounts by Type (dollars in thousands):

                                                                 At December 31,
                                                                 ---------------
                                                1998                                    1997
                                                ----                                    ----
                                                          % of                                    % of
                                    Amount               Deposits              Amount           Deposits
                                    ------               --------              ------           --------

Demand deposits                   $  7,168                  17.8%            $  2,619             20.1%
NOW deposits                        12,193                  30.2                3,004             23.1
Money market deposits                6,542                  16.2                2,231             17.1
Savings deposits                       737                   1.8                  129              1.0
                                  --------                  ----             --------             ----

     Subtotal                       26,640                  66.0                7,983             61.3
                                  --------                  ----             --------             ----

Certificates of deposit:
     3.00% - 3.99%                     175                   0.4                    4              0.0
     4.00% - 4.99%                   2,458                   6.1                  111              0.9
     5.00% - 5.99%                   7,182                  17.8                2,684             20.6
     6.00% - 6.99%                   3,919                   9.7                2,238             17.2
                                  --------                  ----             --------             ----

Total certificates of deposit (1)   13,734                  34.0                5,037             38.7
                                  --------                  ----             --------             ----

     Total deposits                $40,374                 100.0%             $13,020            100.0%
                                   =======                 =====              =======            =====

(1) Includes individual retirement accounts ("IRAs") totaling $1,158,000 and $247,000 in 1998 and 1997, respectively, all of which are in the form of certificates of deposit.

Table 11 - Average Deposits and Average Rates (dollars in thousands)

                                                               At December 31,
                                                               ---------------
                                                1998                                     1997
                                                ----                                     ----
                                   Average                 Average            Average            Average
                                   Balance                   Rate             Balance             Rate
                                   -------                   ----             -------             ----
Demand, money market
  and NOW deposits                $ 14,742                  1.68%             $ 2,056             1.65%
Savings deposits                       363                  1.93%                  32             3.13%
Certificates of deposit             10,419                  5.88%                 898             5.57%
                                  --------                                    -------

     Total deposits               $ 25,524                  3.40%             $ 2,986             2.85%
                                  ========                                    =======

Table 12 - Maturities of Time Deposits of $100,000 or more (in thousands)

                                    At December 31,
                                    ---------------
                                     1998     1997
                                     ----     ----

Due in three months or less        $1,237   $  304
Over three through twelve months    3,366    1,348
Over three years                      101     --
                                   ------   ------

                                   $4,704   $1,652
                                   ======   ======


Table 13 - Certificates of Deposits by Rate and Maturity Date (in thousands):

                                                    Year Ending December 31,
                                                    ------------------------
                                     1999      2000      2001      2002     2003      Total
                                     ----      ----      ----      ----     ----      -----
At December 31, 1998:
  3.00% - 3.99%                    $   175   $  --     $  --     $  --     $  --     $   175
  4.00% - 4.99%                      2,422        14        22      --        --       2,458
  5.00% - 5.99%                      6,781       148        80      --         173     7,182
  6.00% - 6.99%                      3,804      --        --           2       113     3,919
                                   -------   -------   -------   -------   -------   -------

   Total certificates of deposit   $13,182   $   162   $   102   $     2   $   286   $13,734
                                   =======   =======   =======   =======   =======   =======


                                                    Year Ending December 31,
                                                    ------------------------
                                     1998      1999      2000      2001      2002     Total
                                     ----      ----      ----      ----      ----     -----
At December 31, 1997:
  3.00% - 3.99%                    $     4   $  --     $  --     $  --     $  --     $     4
  4.00% - 4.99%                        111      --        --        --        --         111
  5.00% - 5.99%                      2,636        45         3      --        --       2,684
  6.00% - 6.99%                      2,236      --        --        --           2     2,238
                                   -------   -------   -------   -------   -------   -------

   Total certificates of deposit   $ 4,987   $    45   $     3   $  --     $     2   $ 5,037
                                   =======   =======   =======   ===       =======   =======


Capital Requirements/Ratios

     Oceanside places a significant emphasis on maintaining a strong capital base. The capital resources of Oceanside consist of two major components of regulatory capital, stockholders' equity and the allowance for credit losses. Current capital guidelines issued by federal regulatory authorities require a company to meet minimum risk-based capital ratios in an effort to make regulatory capital more responsive to the risk exposure related to a company's on and off-balance sheet items.

     Risk-based capital guidelines re-define the components of capital, categorize assets into risk classes, and include certain off-balance sheet items in the calculation of capital requirements. The components of risk-based capital are segregated as Tier I and Tier II capital. Tier I capital is composed of total stockholders' equity reduced by goodwill and other intangible assets. Tier II capital is comprised of the allowance for credit losses and any qualifying debt obligations. Regulators also have adopted minimum requirements of 4% of Tier I capital and 8% of risk-adjusted assets in total capital.

     Oceanside also subject to leverage capital requirements. This requirement compares capital (using the definition of Tier I capital) to balance sheet assets and is intended to supplement the risk- based capital ratio in measuring capital adequacy. The guidelines set a minimum leverage ratio of 3% for depository institutions that are highly rated in terms of safety and soundness, and which are not experiencing or anticipating any significant growth. Other depository institutions are expected to maintain capital levels of at least 1% or 2% above the minimum. Oceanside's actual capital amounts, capital ratios, and leverage ratios at December 31, 1998 and 1997, are reflected in the table on the following page.










                           [Intentionally left blank]

Table 14 - Capital Ratios (in thousands):
                                                          At December 31,
                                                          ---------------
                                                         1998         1997
                                                         ----         ----
Tier I
  Stockholders' equity                               $  5,097     $  5,265
  Less, intangible assets                                 (95)        (122)
                                                     --------     --------
                                                        5,002        5,143
Tier II
  Allowable portion of allowance for credit losses        362          122
                                                     --------     --------

Risk-based capital                                   $  5,364     $  5,265
                                                     ========     ========

Risk adjusted assets                                 $ 28,722     $  9,655
                                                     ========     ========

  Tier I risk-based capital ratio                       17.42%       53.27%
                                                     ========     ========

  Total risk-based capital ratio                        18.68%       54.53%
                                                     ========     ========

Adjusted assets                                      $ 38,706     $ 14,695
                                                     ========     ========

  Leverage ratio                                        12.92%       35.00%
                                                     ========     ========

Note:   Any   unrealized    appreciation    and   depreciation   on   securities
available-for-sale was excluded from regulatory capital components of risk-based capital and leverage ratios.

Table 15 - Capital Analysis

                                                          At December 31,
                                                         1998        1997
Average equity as a percentage of average assets        16.69%      42.92%
Equity to total assets at end of year                   11.08%      28.75%
Return on average equity                                (3.27)%    (17.20)%
Return on average assets                                (0.55)%     (7.38)%
Noninterest expenses to average assets                   4.71%       9.41%


     In 1996, Oceanside commenced the sale of units (consisting of one share of common stock and one warrant to purchase one share of common stock at a price of $10.00 per share) at a price of $10.00 per unit. During 1996 and 1997, a total of 594,430 shares were sold. During 1997, 300 warrants were exercised. The net proceeds from common stock sold and exercised warrants totaled $5,658,000 in 1997. During 1998, 20 warrants were exercised, the proceeds of which were less than $1,000.

     Stockholders' equity is adjusted for the effect of unrealized appreciation or depreciation, net of tax, on securities classified as available-for-sale. At December 31, 1997, no adjustment was considered necessary. As of December 31, 1998, stockholders' equity declined $215,000 from December 31, 1997, as a result of the net loss of $168,000 in 1998 and the decline in fair market value of investment securities of $47,000. The return on average equity for the years ended December 31, 1998 and 1997, was a negative 3.27% and a negative 17.20%, respectively.

Interest Rate Sensitivity

     The operations of Oceanside are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of Oceanside's interest-earning assets and the amount of interest-bearing liabilities that are prepaid/withdrawn, mature, or reprice in specified periods.

     The principal objective of Oceanside's asset/liability management activities is to provide consistently higher levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of Oceanside. Oceanside utilizes an interest rate sensitivity model as the primary quantitative tool in measuring the amount of interest rate risk that is present. The traditional maturity "gap" analysis, which reflects the volume difference between interest rate sensitive assets and liabilities during a given time period, is reviewed regularly by management. A positive gap occurs when the amount of interest sensitive assets exceeds interest sensitive liabilities. This position would contribute positively to net income in a rising interest rate environment. Conversely, if the balance sheet has more liabilities repricing than assets, the balance sheet is liability sensitive or negatively gapped. Management continues to monitor sensitivity in order to avoid overexposure to changing interest rates.

     Another method used by management to review its interest sensitivity position is through "simulation." In simulation, Oceanside projects the future net interest streams in light of the current gap position. Various interest rate scenarios are used to measure levels of interest income associated with potential changes in Oceanside's operating environment. Management cannot measure levels of interest income associated with potential changes in Oceanside's operating environment. Management cannot predict the direction of interest rates or how the mix of assets and liabilities will change. The use of this information will help formulate strategies to minimize the unfavorable effect on net interest income caused by interest rate changes.

     The operations of Oceanside do not subject it to foreign currency exchange or commodity price risk. Also, Oceanside does not utilize interest rate swaps, caps, or other hedging transactions. Oceanside's overall sensitivity to interest rate risk is low due to its non-complex balance sheet. Oceanside has implemented several strategies to manage interest rate risk that include originating most residential mortgages for a third party lender, increasing the volume of variable rate commercial loans, requiring interest rate calls on commercial loans, and maintaining a short repricing maturity a significant portion of its investment portfolio.

     The following table provides information about Oceanside's financial instruments that are sensitive to changes in interest rates. For securities, loans, and deposits, the table presents principal cash flows and related weighted average interest rates by maturity dates or repricing frequency. Oceanside has no market risk sensitive instruments entered into for trading purposes.

Table 16 - Interest Rate Sensitivity at December 31, 1998 (in thousands):

                                           Under       3 to 12                     Over
                                          3 Months     Months      1 - 5 Years   5 Years      Total
                                          --------     ------      -----------   -------      -----

Federal funds sold                         $  4,915    $   --       $   --      $   --       $  4,915
Interest-bearing deposits in other banks       --           206         --          --            206
Loans(1)                                      8,002       1,088        7,027       9,879       25,996
Securities(2)                                 1,245       2,677        3,881          55        7,858
                                           --------    --------     --------    --------     --------

Total rate-sensitive assets                $ 14,162    $  3,971     $ 10,908    $  9,934     $ 38,975
                                           ========    ========     ========    ========     ========

Money market and NOW(2)                    $  6,542    $   --       $   --      $ 12,193     $ 18,735
Savings accounts (2)                           --          --           --           737          737
Certificates of deposit (2)                   3,870       9,245          619        --         13,734
                                           --------    --------     --------    --------     --------

Total rate-sensitive liabilities           $ 10,412    $  9,245     $    619    $ 12,930     $ 33,206
                                           ========    ========     ========    ========     ========

Gap (repricing differences)                $  3,750    $ (5,274)    $ 10,289    $ (2,996)    $  5,769
                                           ========    ========     ========    ========     ========

Cumulative Gap                             $  3,750    $ (1,524)    $  8,765    $  5,769
                                           ========    ========     ========    ========

Cumulative Gap/total assets                    8.23%      (3.34)%      19.23%      12.66%
                                           ========    ========     ========    ========

Total assets                                                                                 $ 45,571
                                                                                             ========

(1) In preparing the table above, adjustable-rate loans were included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans were scheduled according to their contractual maturities.

(2) Excludes noninterest-bearing deposit accounts. Money market deposits were regarded as maturing immediately, and other core deposits were assumed to mature in the over 5-year category. All other time deposits were scheduled through the maturity or repricing dates. Investments were scheduled through their contractual, repricing, or principal payment dates.

     Management anticipates that its one-year gap will remain negative during the initial growth period of this de novo bank; however, management attempts to maintain a range of positive 20% to negative 20%.

Liquidity

     Liquidity management involves meeting the funds flow requirements of customers who may either be depositors wanting to withdraw funds, or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Liquid assets consist of vault cash, securities, and maturities of earning assets.

     Oceanside's principal sources of asset liquidity are federal funds sold and the securities portfolio, including principal paydowns from mortgage-backed securities. In 1998, such payments totaled $1,227,000.

     Other sources of funds are principal paydowns and maturities in the loan portfolio. The loan maturity schedule (Table 4) illustrates the maturities of loans receivable at December 31, 1998.

     Oceanside also has sources of liability liquidity that include core deposits as previously discussed.

     At December 31, 1998 and 1997, Oceanside's liquidity ratio of liquid assets to transaction deposit accounts was 38.5% and 98.7%, respectively. Management believes that Oceanside's liquidity is sufficient to meet its anticipated needs.


          ITEM 7.   FINANCIAL STATEMENTS.

     The financial statements of Oceanside as of and for the periods ended December 31, 1998 and 1997, are set forth in this Form 10-KSB as Exhibit 13.1.


          ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Not applicable.

                                    PART III

          ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE
          ACT.

Executive Officers and Directors

     The board of directors is comprised of nine directors, each of whom will hold office until the 1999 annual meeting of shareholders and until their successors are duly elected and qualified. Beginning July, 1998, Oceanside began paying $100 per month per director.

     The following sets forth certain information concerning the current directors and executive officers of Oceanside:

     M. Michael Witherspoon, age 54, has served as Chief Executive Officer and Chairman of the Board of Oceanside since its organization in March, 1997. Mr. Witherspoon has more than 30 years of experience in the banking industry. From December, 1994, until Oceanside's organization, Mr. Witherspoon was self-employed as a computer consultant in Eastman, Georgia. Mr. Witherspoon was the President and CEO of The Bank of Dodge County in Eastman, Georgia, from 1992 until December, 1994. Prior to that, Mr. Witherspoon was the CEO and President of The Beach Bank In Organization and was the founding President and CEO of United Bank & Trust in Rockmart, Georgia, from 1988 to 1991. Mr. Witherspoon received his associate business degree from Georgia Military College and his B.B.S. degree from Georgia State University. Mr. Witherspoon has also received advance degrees in banking from the Georgia Banking School at the University of Georgia and from the Stonier Graduate School of Banking at Rutgers University.

     Barry W. Chandler, age 47, has served as the President, Chief Lending Officer, and a director of Oceanside since its organization in March, 1997. Mr. Chandler was the Senior Vice President and Senior Lender at Ponte Vedra National Bank from 1990 until 1996, when Ponte Vedra National Bank was sold to SunTrust Bank, North Florida, National Association, at which Mr. Chandler served as a Vice President. Prior to 1990, Mr. Chandler was a Senior Vice President at Ocean State Bank, a Jacksonville Beach-based community bank, from 1973 until its sale to NationsBank in 1990. Mr. Chandler received a diploma from the Graduate School of Retail Bank Management at the University of Virginia.

     David L. Young, age 52, is a Senior Vice President and Chief Financial Officer and Secretary of Oceanside. Prior to his employment at Oceanside in May, 1997, Mr. Young served as the Finance Manager of the Loan and Investment Operations division of Barnett Bank in Jacksonville, Florida. He began his career in banking in 1970 with Ocean State Bank in Neptune Beach, Florida, rising to the position of Senior Vice President; Senior Operations Officer until it was sold to NationsBank in January of 1990. He then became a Vice President in NationsBank's Jacksonville retail branch network until March, 1995. Mr. Young received a B.A. degree from Jacksonville University and received a diploma from the Graduate School of Retail Bank Management at the University of Virginia.

     Frank J. Cervone, age 46, has served as a director of Oceanside since its organization in March, 1997. Dr. Cervone has been a resident of the Jacksonville Beach area for 13 years and since 1990 has been in private practice in Jacksonville Beach as an endodontist. Dr. Cervone received his B.S. in biology from the University of Pittsburgh, his D.M.D. from the University of Pittsburgh School of Dental Medicine, and a specialty certificate in endodontics from the University of Pennsylvania.

     Jimmy D. Dubberly, age 56, has served as a director of Oceanside since its organization in March, 1997. Mr. Dubberly has been the President, a loan officer, and a director of South Georgia Bank in Glennville, Georgia, since 1986. Prior to South Georgia Bank, Mr. Dubberly was a Vice President and loan officer of First Citizens Bank in Glennville, Georgia, from 1964 to 1986 and served as a director of that bank from 1976 to 1986. Mr. Dubberly attended Armstrong State College, the University of Georgia, and Louisiana State University, where he studied accounting and banking.

     Donald F. Glisson, age 39, has served as a director of Oceanside since its organization in March, 1997. Since 1982, Mr. Glisson has served as an executive officer and currently is President of Triad Financial Services, a consumer finance company headquartered in Jacksonville. Mr. Glisson is also the President of TFS Properties, Inc., a company which owns mobile home parks. Mr. Glisson has been a resident of the Jacksonville Beach community since 1963. He holds an insurance agent's license from the Florida Department of Insurance, a mortgage broker's license from the Florida Department of Banking, and a recovery agent's license from the Florida Department of State. Mr. Glisson received his B.S. in finance from Florida State University.

     Robin H. Scheiderman, age 42, has served as a director of Oceanside since May 29, 1997. Ms. Scheiderman, a native of Jacksonville, Florida, has owned and operated an accounting firm in St. Augustine, Florida, since 1992. From September, 1993, to May, 1996, Ms. Scheiderman served as the Chief Financial Officer of California College for Health Sciences, a private college specializing in distance learning. Prior to 1992, Ms. Scheiderman was the Director of Taxes at Florida Rock Industries, Inc., in Jacksonville, Florida. She is a licensed certified public accountant in Florida and received her B.B.A. and M.A. degrees from the University of North Florida. She also has a diploma for the completion of the CFP Professional Education Program from the College of Financial Planning in Denver, Colorado.

     G. Keith Watson, age 49, has served as a director of Oceanside since its organization in March, 1997. Mr. Watson owns and operates Watson & Osborne, P.A., the largest residential closing law firm in the Jacksonville area. Mr. Watson has practiced law in the Jacksonville area since 1974, is involved with the Jacksonville Chamber of Commerce and is a member of the Northeast Florida Association of Realtors. In addition, Mr. Watson is a member of the board of directors of the Jacksonville University Athletic Foundation. Mr. Watson is one of the initial inductees in the Jacksonville University Athletic Hall of Fame. Mr. Watson received his B.S. in marketing and management from Jacksonville University and his J.D. from the University of Florida.

     Conrad L. Williams, age 69, has served as a director of Oceanside since its organization in March, 1997. Dr. Williams is a retired veterinarian who has been a member of the Jacksonville Beach community since 1959. Dr. Williams served as a director of Ocean State Bank from 1968 until 1990 when Ocean State Bank was purchased by NationsBank. Dr. Williams received his undergraduate degrees from Louisiana Tech University and the University of Florida and his D.V.M. from the University of Georgia.

     Dennis M. Wolfson, age 57, has served as a director of Oceanside since its organization in March, 1997. Mr. Wolfson is a Jacksonville native who has been self-employed as a real estate developer and investor as a mortgage broker and real estate broker for more than the preceding five years. Mr. Wolfson has served as a Senior Vice President and director of Daylight Grocery Company and as Vice President and director of Merritt-Chapman & Scott Corporation, where he was a loan officer of a mortgage portfolio ranging from $10 million to $90 million. Mr. Wolfson is a trustee and executive committee member of Wolfson Children's Hospital in Jacksonville and is a member of the Baseball Task Force of the Jacksonville Sports Development Authority. Mr. Wolfson received his B.B.A. in finance from the University of Georgia and attended Bentley College and Boston University.

ITEM 10.  EXECUTIVE COMPENSATION.

     The following table sets forth certain information concerning compensation paid in 1998 and 1997 to Mr. Witherspoon, Oceanside's Chief Executive Officer. No executive officer of Oceanside received in excess of $100,000 in cash compensation during fiscal 1998 or 1997.


                           SUMMARY COMPENSATION TABLE
                                                          All other
                                Annual Compensation     Compensation
                                -------------------     ------------
Name and Principal Position   Year   Salary     Bonus

M.  Michael Witherspoon,      1998   $92,235   $   200   $600(1)
    Chief Executive Officer
                              1997   $79,231   $   100   $  0

(1) Director's fees

          ITEM 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.

     The following table sets forth information, as of February 24, 1999, with respect to the beneficial ownership of Common Stock by

     o each person known by Oceanside to be the beneficial owner of more than 5% of Oceanside's outstanding Common Stock;

     o    the directors and executive officers of Oceanside, individually; and

     o    directors and executive officers of Oceanside as a group.









                           [Intentionally left blank.]



Name and Address                                          Number of Shares       Percentage of
of Beneficial Owner                                      Beneficially Owned(1)  Common Stock(2)
-------------------                                      ---------------------  ---------------

M. Michael Witherspoon
1315 South Third Street
Jacksonville Beach, Florida 32250                            41,320(3)           6.71%

Barry W. Chandler
1315 South Third Street
Jacksonville Beach, Florida 32250                            25,000(4)           4.12%

David L. Young
1315 South Third Street
Jacksonville Beach, Florida 32250                            4,000(5)                *

Frank J. Cervone
474 Jacksonville Drive
Jacksonville Beach, Florida 32250                            24,400(6)           4.02%

Jimmy D. Dubberly
401 S. Main Street
Glennville, Georgia 30427                                    12,400(7)           2.06%

Donald F. Glisson, Jr.
13535 Beach Boulevard
Jacksonville, Florida 32246                                  22,000(8)           3.63%

Robin H. Scheiderman
3419 Lands End Drive
St. Augustine, Florida 32095                                 42,000(9)           6.82%

G. Keith Watson
208 Ponte Vedra Park Drive, Ste. 101
Ponte Vedra Beach, Florida 32082                             54,000(10)          8.69%

Conrad L. Williams
314 12th Street
Atlantic Beach, Florida 32233                                10,000(11)          1.67%

Dennis M. Wolfson
7829 Bayberry Road
Jacksonville, Florida 32256                                  16,000(12)          2.65%

Directors, nominees, and executive
officers of Oceanside as a group (10 persons)               251,120             34.81%

*    Less than one percent (1%).

(1) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the vote) and/or the sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security. The number of shares of Common Stock includes the number of shares of Common Stock that are subject to warrants that are exercisable within 60 days of the date of this Registration Statement.

(2) Percent of Class of Common Stock with respect to each beneficial owner of Common Stock was calculated based on the ratio of the number of shares of Common Stock beneficially owned by such beneficial owner to the sum of (a) the total number of outstanding shares of Common Stock as of February 24, 1999, and (b) the number of shares of Common Stock issuable upon exercise of warrants held by the applicable beneficial owner exercisable within 60 days of the date of this Registration Statement.

(3)  Includes 20,660 shares subject to a presently exercisable warrant.

(4)  Includes 12,500 shares subject to a presently exercisable warrant.

(5)  Includes 2,000 shares subject to a presently exercisable warrant.

(6)  Includes 12,200 shares subject to a presently exercisable warrant.

(7)  Includes 7,200 shares subject to a presently exercisable warrant.

(8)  Includes 11,000 shares subject to a presently exercisable warrant.

(9) Includes 21,000 shares subject to a presently exercisable warrant. Also includes 1,000 shares owned by Ms. Scheiderman's husband and his sister.

(10) Includes 27,000 shares subject to a presently exercisable warrant. Includes 2,000 shares held by Mr. Watson as custodian for his minor children.

(11) Includes 5,000 shares subject to a presently exercisable warrant. All shares are owned jointly by Dr. Williams' wife.

(12) Includes 8,000 shares subject to a presently exercisable warrant.

          ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Oceanside has adopted a policy pursuant to which it will make loans to eligible directors, executive officers, and members of their immediate families for the financing of their personal residences and for consumer or business purposes. Under Oceanside's policy, all such loans will be made in the ordinary course of business and on substantially the same terms and conditions (including interest rates and collateral) as those of comparable transactions prevailing at the time, and will not involve more than the normal risk of collectibility or present other unfavorable features. Each such loan is approved first by the Loan Committee of the Board and then by the full Board.

     Set forth below is certain information about the only loans made by Oceanside to a director, nominee for election as a director, executive officer, or member of their immediate families, whose aggregate indebtedness to Oceanside exceeded $60,000 at any time since Oceanside's inception. Such loans were made in accordance with Oceanside's policy as described above.

                                                                Largest
                                                                 Amount
                                                              Outstanding       Balance
                                   Date        Type               Since          as of            Interest
Name of Borrower                 of Loan      of Loan           Inception       2/24/99           Rate
----------------                 -------      -------           ---------       -------           ----

Watson & Osborne, P.A.(1)         2/11/98  Business Line        $264,363     $  1,003              Prime
                                                                                                  + .50%

G. Keith Watson                  11/1/97   Auto                   32,984       26,220                 9%

G. Keith Watson (6)               3/2798   Unsecured               4,157            -              15.5%
                                           Personal loan        --------     --------
                                                                $301,504     $ 27,223
                                                                ========     ========


Kenne Scheiderman (2)             11/27/97 Personal Line        $ 30,000     $      -              Prime
  and Robin H. Scheiderman                                      ========     ========                +2%


Dennis M. Wolfson (3)             1/28/98  Commercial           $350,000     $      -              8.50%

Dennis M. Wolfson                12/15/98  Commercial            225,000      225,000              8.25%
                                           Real Estate
Dennis M. Wolfson                 4/17/98  Residential           161,500      161,500              Prime

Dennis M. Wolfson                10/22/97  Overdraft              10,000        3,178              Prime
                                           Protection           --------     --------               + 3%
                                                                $746,500     $389,678
                                                                ========     ========


Frank J. Cervone, DMD             5/22/98  Commercial           $210,900     $202,139              Prime
                                           Real Estate          ========     ========


Triad Financial Services         11/24/98  Commercial           $150,000     $      -              Prime
                                           Junior lien                                            + .25%
                                           on all assets

Donald F. Glisson, Jr.            1/8/98   Overdraft                   -            -              Prime
                                           Protection                                               + 3%
                                                                --------     --------
                                                                $150,000     $      -
                                                                ========     ========


Nicris Enterprises (4)           3/25/98   Commercial           $104,421     $102,767                 9%
                                           Real Estate

Nicholson Properties, Inc.(4)    2/20/98   Unsecured              10,111       10,111              Prime
                                           Business Loan                                            + 2%

Nicholson Properties, Inc.(4)(5)  7/17/98  Unsecured              10,111            -              Prime
                                           Business Loan                                            + 2%

Willard B. Nicholson, Jr.(4)     12/16/98  Commercial             92,183       91,535              Prime
                                           Real Estate                                             +.25%

Judith M. Nicholson (4)          12/29/98  Commercial             85,047       84,496              Prime
                                           Real Estate          --------     --------

                                                                $301,873     $288,909
                                                                ========     ========



(1)  The maximum  amount that can be borrowed under the credit line is $300,000.
     G. Keith Watson, a director of Oceanside, is a shareholder in the law firm of Watson & Osborne, P.A.

(2) The maximum amount that can be borrowed under the credit line is $100,000. Kenne Scheiderman is the husband of Robin H. Scheiderman, a director of Oceanside.

(3)  Paid off May 26, 1998.

(4) Willard B. Nicholson, Jr., resigned from Board of Directors on January 27, 1999.

(5)  Paid off January 5, 1999.

(6)  Paid off February 11, 1999.

            ITEM 13. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

        (a)        The following documents are filed as part of this report:

          1.      Financial Statements

                  Independent Auditors' Report

                  Balance Sheets as of December 31, 1998 and 1997

                  Statements of Operations and Comprehensive Income for the year ended December 31, 1998, and from inception (July 21, 1997) to December 31, 1997

                  Statements of Cash Flows for the year ended December 31, 1998, and from inception (July 21, 1997) to December 31, 1997

                  Statement of Changes in Stockholders' Equity from inception (July 21, 1997) to December 31, 1998

                  Notes to Financial Statements

          2.      Financial Statement Schedules

                  All schedules have been omitted as the required information is either inapplicable or included in the Notes to Consolidated Financial Statements.

          3.      Exhibits
                       Charter and Bylaws:

                         (a) Articles of Incorporation filed March 24, 1997 (Incorporated by reference to Exhibit (2)(a) to Oceanside's Registration Statement Form 10-SB, FDIC File No. 34284, filed on April 30, 1998 ("Registration Statement"))

                         (b)  Bylaws   (Incorporated  by  reference  to  Exhibit
                              (2)(b) to the Registration Statement)

                       Instruments Defining the Rights of Security Holders

                         (a) Form of Common Stock Warrant (Incorporated by reference to Exhibit (3)(a) to the Registration Statement)

                      Material Contracts:

                         (a) Software License Agreement dated as of October 6, 1997, between Oceanside and File Solutions, Inc. (Incorporated by reference to Exhibit (6)(a) to the Registration Statement)

                         (b) File Solutions Software Maintenance Agreement dated as of July 15, 1997, between Oceanside and SPARAK Financial Systems, Inc. (Incorporated by reference to Exhibit (6)(b) to the Registration Statement)

                         (c) Remote Data Processing Agreement dated as of March 3,1 1997, between Oceanside and Bankers Data
                              Services, Inc. (Incorporated by reference to Exhibit (6)(c) to the Registration Statement)

               (b) Reports on Form 8-K

                    No Current Reports on Form 8-K were filed by Oceanside during the last fiscal quarter covered by this report.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this report to be duly signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville Beach, State of Florida, on the 8th day of March, 1999.

                                OCEANSIDE BANK

                                /s/  M. Michael Witherspoon
                                ---------------------------
                                     M. Michael Witherspoon
                                Chief Executive Officer

    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the 8th day of March, 1999.

Signature                                            Title
---------                                            -----

 /s/    M. Michael Witherspoon            Chief Executive Officer and
 -----------------------------               Chairman of the Board
        M. Michael Witherspoon


 /s/    Barry W. Chandler                 President, Chief Lending Officer, and
 ------------------------                    Director
        Barry W. Chandler

 /s/    David L. Young                    Senior Vice President,
 ---------------------                    Chief Financial Officer, and Director
        David L. Young

 /s/    Frank J. Cervone                  Director
 -----------------------
        Frank J. Cervone

 /s/    Jimmy D. Dubberly                 Director
-------------------------
        Jimmy D. Dubberly

 /s/    Donald F. Glisson, Jr.            Director
------------------------------
        Donald F. Glisson, Jr.

 /s/    Robin H. Scheiderman              Director
----------------------------
        Robin H. Scheiderman

 /s/    G. Keith Watson                   Director
-----------------------
        G. Keith Watson

 /s/    Conrad L. Williams                Director
--------------------------
        Conrad L. Williams

 /s/    Dennis M. Wolfson                 Director
-------------------------
        Dennis M. Wolfson



                                 OCEANSIDE BANK

                                   Form 10-KSB
                    For Fiscal Year Ending December 31, 1998

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                                  Page
  No.                                    Exhibit                          No.
  ---                                    -------                          ---


13.1           Oceanside Bank 1998 Annual Report                     F-1 - F-15

21.1           Subsidiaries of the Registrant

23.1           Consent of Stevens, Sparks & Company, P.A.
               (formerly Stevens, Thomas, Schemer & Sparks, P.A.)

                                                                    Exhibit 21.1


                                 OCEANSIDE BANK


                                   Form 10-KSB


                     For Fiscal Year Ended December 31, 1998





                           Subsidiaries of Registrant
                           --------------------------

                                      None.

                                                                    Exhibit 23.1


                         CONSENT OF INDEPENDENT AUDITORS


We agree to the inclusion in this Form 10-KSB of our report, dated February 9, 1999, on our audit of the financial statements of Oceanside Bank



 /s/ STEVENS, SPARKS & COMPANY, P.A.
 -----------------------------------
STEVENS, SPARKS & COMPANY, P. A.
Jacksonville, Florida
March 8, 1999